UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                         FIRST CITIZENS BANCSHARES, INC.
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                                (Name of Issuer)

                      CLASS B COMMON STOCK, $1.00 PAR VALUE
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                            (Title of Class of Securities)

                                   31946M-20-2
               -------------------------------------------------
                                 (CUSIP Number)

                              David L. Ward, Jr.
                              William R. Lathan, Jr.
                              Ward and Smith, P.A.
                              1001 College Court
                              New Bern, North Carolina 28562
                              (252) 633-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 1, 1999
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No.          31946M-20-2                           Page         2        of        5        Pages
            ------------------------------                      -------------      -------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Lewis R. Holding
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)               (a) [  ]
                                                                                          (b) [  ]
   3    SEC USE ONLY
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                    OO
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
      NUMBER OF       7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                    15,404
      OWNED BY
        EACH          8     SHARED VOTING POWER
      REPORTING
       PERSON                      119,150
        WITH          9     SOLE DISPOSITIVE POWER

                                    15,404
                     10     SHARED DISPOSITIVE POWER

                                   119,150





11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    136,554
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.82%
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                         IN

      This Amendment No. 2 is filed by the Reporting Person to amend his
Schedule 13D dated October 21, 1986, as previously amended by Amendment No. 1 dated March 31, 1997. The Reporting Person's Schedule 13D hereby is further amended as described below.

ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the Class B Common Stock, $1 par value per share ("Class B Common Stock"), of First Citizens BancShares, Inc. (the "Issuer"), whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) This Statement is filed by Lewis R. Holding, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Mr. Holding's principal occupation is serving as Chairman of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are located at 239 Fayetteville Street, Raleigh, North Carolina 27601.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The shares of Class B Common Stock previously reported as beneficially owned by the Reporting Person included an aggregate of 58,300 shares held by two irrevocable trusts for the benefit of the Reporting Person's adult daughters and with respect to which the Reporting Person's spouse served as one of two co-trustees with certain individual authority with respect to the sale of assets of the trusts. During 1999, one of those trusts was terminated and its assets were transferred to another of such trusts and, effective November 1, 1999, the trustees of the remaining two trusts were restructured to provide that six persons (including the Reporting Person's spouse) will serve as co-trustees of each of the trusts and act by a majority vote. As a result of such restructuring, the Reporting Person no longer deems himself to be the beneficial owner of shares of Class B Common Stock held by the trusts.

      Following the above trustee restructuring, the Reporting Person is, or may be deemed to be, the beneficial owner of an aggregate of 134,554 shares of Class B Common Stock, constituting 7.82% of the outstanding Class B Common Stock (based on a total of 1,720,360 shares outstanding), as follows:

   NO. OF SHARES          MANNER IN WHICH SHARES ARE HELD
   -------------          -------------------------------

 15,404 (0.90%)   Held by the Reporting Person individually
 36,525 (2.12%)   Held by The Robert P. Holding Foundation, a charitable
                  non-profit foundation of which the Reporting Person serves as a director
 12,025 (0.70%)   Held by the Reporting Person's spouse individually
    581 (0.03%)   Held by the Reporting Person's adult daughter
                  individually

      Additionally, an aggregate of 70,019 shares (4.07%) are held of record by the certain publicly-held corporations in which the Reporting Person is a principal shareholder (but not a director or officer), or by a subsidiary of one of those corporations, as follows:

   NO. OF SHARES          MANNER IN WHICH SHARES ARE HELD
   -------------          -------------------------------

  45,900 (2.67%)  Held by First Citizens Bancorporation of South Carolina, Inc.,
                  Columbia, S.C.
  22,219 (1.29%)  Held by Southern BancShares (N.C.), Inc., Mount Olive, N.C.
   1,725 (0.10%)  Held by Yadkin Valley Company, Raleigh, N.C.
     175 (0.01%)  Held by Yadkin Valley Life Insurance Company, Raleigh, N.C. (a
                  wholly-owned subsidiary of Yadkin Valley Company)

      The Reporting Person has sole voting and dispositive power as to the 15,404 shares of Class B Common Stock held by him individually and may be deemed to have shared voting and dispositive powers as to the 36,525 shares held by The Robert P. Holding Foundation, the 12,025 shares held by individually his spouse, the 581 shares held individually by his adult daughter, and the aggregate of 70,019 shares held by the various corporations listed above. However, the Reporting Person disclaims beneficial ownership of shares held individually by his spouse and adult daughter

      The above shares do not include an aggregate of 58,300 shares held by the two irrevocable trusts described above, or 469,872 shares held by an additional irrevocable trust for the benefit of the Reporting Person's adult daughter, each of which trusts is managed by six individual trustees (including the Reporting Person's spouse) acting by majority vote. The Reporting Person disclaims beneficial ownership of shares held by the trusts.

      (c) The Reporting Person has not effected any transactions in the Class B Common Stock during the 60 days preceding the date of this Amendment No. 2.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 12, 1999                      /s/      LEWIS R. HOLDING
                                      _____________________________________
                                                Lewis R. Holding